SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            MacMillan Bloedel Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    554783209
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Jane Beatty
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-6178
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 21, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name of Reporting Person:

 1. Ontario Teachers' Pension Plan Board

 2. Check the Appropriate Box if a Member of a Group:   (a)   |_|
                                                        (b)   |_|

 3. SEC Use Only

 4. Source of Funds: 00-Other

 5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

Number of    6. Citizenship or Place of Organization: Ontario, Canada
  Shares
Beneficially 7. Sole Voting Power:  10,344,723
Owned By
 Reporting   8. Shared Voting Power:  -0-
Person With
             9. Sole Dispositive Power:  10,344,723

10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  10,344,723

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: |_|

13. Percent of Class Represented by Amount in Row (11):  8.6%

14. Type of Reporting Person:  EP

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D Statement dated March 21, 1997, as amended by Amendment No. 1 dated May 1, 1997 (the "Schedule 13D"), relating to the Common Stock, no par value (the "Stock"), of MacMillan Bloedel Limited (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2. IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a)-(c) This Schedule 13D Statement is being filed by Teachers. Teachers is sometimes hereinafter referred to as the "Reporting Person."

     Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers, is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers are as follows:

                                                Residence or                              Principal Occupation
             Name                            Business Address                                 or Employment
             ----                            ----------------                                 -------------

       Claude Lamoureux                      5650 Yonge Street                      President and Chief Executive Office
                                             5th Floor                              of Teachers
                                             Toronto, Ontario
                                             M2M 4H5

       Ted Medland                           121 King Street West                   Retired Financial Executive
       (ChairPerson)                         Suite 2525
                                             Toronto, Ontario
                                             M5H 3T9

       Jalynn Bennett                        247 Davenport Rd.                      President of Jalynn H. Bennett
       (Director)                            Suite 303                              Associates, a strategic planning
                                             Toronto, Ontario                       consulting firm whose principal
                                             M5R 1J9                                business address and office are the
                                                                                    same as for Ms. Bennett.

       David Lennox                          55 Lombard Street                      Retired Secretary for Ontario Public
       (Director)                            Suite 413                              School Teachers' Federation, a
                                             Toronto, Ontario                       teachers' union.
                                             M5C 2R7

       Ann Finlayson                         440 Markham Street                     Self-employed journalist, speaker,
       (Director)                            Toronto, Ontario                       freelance editor and consultant
                                             M6G 2L2

       Lucy Greene                           1736 Caughey Lane                      Retired Human Resources Executive for
       (Director)                            Penetang, Ontario                      Sun Life Assurance Company of Canada.
                                             L9M 1X4

       Robin Korthals                        121 King Street West                   Retired Financial Executive
       (Director)                            Suite 2525
                                             Toronto, Ontario
                                             M5H 3T9

       Geof Clarkson                         P.O.  Box 251                          Retired Partner with Ernst & Young
       (Director)                            Toronto-Dominion Centre
                                             Toronto, Ontario
                                             M5K 1J7

       Gary Porter                           820-439 University Ave.                Self-employed Chartered Accountant
       (Director)                            Toronto, Ontario
                                             M5G 1Y8

       Roger Wilson                          Fasken, Campbell Godfrey               Corporate Lawyer
       (Director)                            Toronto Dominion Bank Tower
                                             P.O. Box 20, Suite 4200
                                             Toronto Dominion Centre
                                             Toronto, Ontario
                                             M5K 1N6

       Robert Bertram                        5650 Yonge Street                      Senior Vice President, Investments of
                                             5th Floor                              Teachers
                                             Toronto, Ontario
                                             M2M-4H5

       Allan Ressor                          5650 Yonge Street                      Senior Vice President, Client and
                                             5th Floor                              Information Services of Teachers
                                             Toronto, Ontario
                                             M2M-4H5

       John Brennan                          5650 Yonge Street                      Vice President, Human Resources &
                                             5th Floor                              Public Affairs of Teachers
                                             Toronto, Ontario
                                             M2M-4H5

       Andrew Jones                          5650 Yonge Street                      Vice President, Finance of Teachers
                                             5th Floor
                                             Toronto, Ontario
                                             M2M-4H5

       Peter Maher                           5650 Yonge Street                      Vice President, Internal Audit of
                                             5th Floor                              Teachers
                                             Toronto, Ontario
                                             M2M-4H5

       Roger Barton                          5650 Yonge Street                      Vice President, General Counsel &
                                             5th Floor                              Secretary of Teachers
                                             Toronto, Ontario
                                             M2M-4H5

       Rosemarie McClean                     5650 Yonge Street                      Vice President, Client Services of
                                             5th Floor                              Teachers
                                             Toronto, Ontario
                                             M2M-4H5

       Morgan McCague                        5650 Yonge Street                      Vice President, Quantitative
                                             5th Floor                              Investments of Teachers
                                             Toronto, Ontario
                                             M2M-4H5

       Neil Petroff                          5650 Yonge Street                      Vice President, Core International &
                                             5th Floor                              Fixed Income of Teachers
                                             Toronto, Ontario
                                             M2M-4H5

       Brian Gibson                          5650 Yonge Street                      Vice President, Equities of Teachers
                                             5th Floor
                                             Toronto, Ontario
                                             M2M-4H5

       Michael Lay                           5650 Yonge Street                      Vice President, Merchant Banking of
                                             5th Floor                              Teachers
                                             Toronto, Ontario
                                             M2M-4H5

       Brian Muzyk                           5650 Yonge Street                      Vice President, Real Estate of Teachers
                                             5th Floor
                                             Toronto, Ontario
                                             M2M-4H5

       Leo de Bever                          5650 Yonge Street                      Vice President, Research & Economics
                                             5th Floor                              of Teachers
                                             Toronto, Ontario
                                             M2M-4H5

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the directors and the executive officers of Teachers are citizens of Canada.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

     SOURCE OF FUNDS                           AMOUNT OF FUNDS
     Pension Fund Assets                       $172,848,409.34 (1)

     (1) This figure represents the total amount expended by Teachers for all purchases of shares of the Stock. For shares of Stock purchased on or before March 12, 1997, Canadian dollar amounts are converted to U.S. dollar amounts based on the exchange rate for March 12, 1997. For all purchases after March 12, 1997 to the date of this Amendment, the exchange rate on the date of such purchase is used.

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and restated in its entirety as follows:

     The Reporting Person acquired and continues to hold the shares of Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Person has had, and expects to continue to have, discussions with management and/or the Board of Directors of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Person also has had, and expects to continue to have, discussions with management and/or the Board of Directors of the Issuer concerning various ways of maximizing long-term shareholder value.

     Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional shares of Stock in the open market or in private transactions. Depending on these same factors, the Reporting Person may sell all or a portion of the shares of Stock that it now owns or hereafter may acquire on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) At the close of business on October 21, 1999, Teachers beneficially owned 10,344,723 shares of Stock pursuant to Rule 13d-3 of the Act, which constitutes approximately 8.6% of the outstanding shares of Stock. Pursuant to publicly available information 120,602,291 shares of the Stock were outstanding on October 21, 1999.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b) Teachers has the sole power to vote or direct the vote and to dispose or direct the disposition of 10,344,723 shares of the Stock.

     (c) During the last 60 days, the Reporting Person has purchased and sold shares of the Stock in transactions on the Toronto Stock Exchange, as follows:

                      No. of Shares
       Date           Purchased or Sold           Price Per Share
       ----           -----------------           ---------------
   09/01/99(1)         129,000 (P)                  $15.59
   09/03/99(1)          92,400 (P)                   15.71
   10/12/99(1)         100,000 (S)                   17.11
   10/12/99(1)         100,000 (S)                   17.24
   10/14/99(1)         150,000 (S)                   17.03
   10/14/99(1)          50,000 (S)                   17.10

     (1) Shares were purchased and sold for Canadian dollars. The price per share listed reflects the U.S. dollar equivalent on the date of the transaction.

     In addition, on October 21, 1999, 578,599 shares of the Stock were directly purchased by the Reporting Person from Tundra Investors, L.P. in a privately negotiated transaction, at a price per share of $15.47.

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the persons named in Item 2 herein has effected any transactions in shares of the Stock during the past 60 days.

     (d) Except as set forth herein, the Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e) Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: October 26, 1999

                                            ONTARIO TEACHERS' PENSION PLAN
                                            BOARD, an Ontario, Canada
                                            corporation



                                            By: /s/ Jane Beatty
                                               ----------------
                                               Name:  Jane Beatty
                                               Title: Legal Counsel, Investments